INVEST IN **FLOWER CITY UNION**

⚽Rochester history in the making, a soccer club offers fans equity ownership


ROOTED IN
ROCHESTER
WWW.FLOWERCITYUNION.COM

flowercityunion.com Rochester NY

Entertainment | Main Street | Community | Football Clubs | Soccer

LEAD INVESTOR



Nicole Wilson Lead Fan Investor

I invested in Flower City Union because they represent a direct investment in my community. Soccer in Rochester, NY has a fantastic history and our community has been without a team for too long. Flower City Union has shown a true commitment to developing a community-based, sustainable model for soccer in Rochester. When the opportunity to support and participate in the development of a team as a fan-owner presented itself, it was a no-brainer. With its participation in NISA, Flower City Union is bringing independent professional soccer back to Rochester. The team leadership is committed and passionate about building the best team possible and firmly rooting that team in our community. Given their experience, I think the Flower City Union team understands the challenges of bringing professional soccer back to Rochester and building a team from the ground up. I am thrilled that they have taken the fantastic approach of involving the fans and Rochester community directly.

Invested $1,500 this round & $5,000 previously

Highlights

1. You the fan are an owner of your professional soccer club, Flower City Union.
2. Fan owners have representation in the governance of the club via a fan ownership leader.
3. Fan owners are able to vote on future fan owner representatives.
4. Fan owners have multiple opportunities and forums to voice your opinion on key club matters.
5. Fan ownership will be offered exclusively during 2021. This is a limited time opportunity.

5. Fan ownership will be offered exclusively during 2021. This is a limited time opportunity.

6. Receive benefits at every level and special access to exclusive club events, gifts, and content.
7. Fan owners actively support the club mission to be an integral part of the Rochester Community.

















8. Fan owners are mutually vested in the future success of the club, and will help club support local community

Our Team

Jimmy Paola Chairman

Started own business on his own and has built it into a successful lucrative company

> Rochester has a deeply rooted soccer history, soccer is booming across the country, Rochester deserves to have a soccer club entrenched in the community for fans of all ages

Mark Washo Vice Chairman

Zach Agliata Director of Soccer Development

Nina Korn Director of Digital Content

The face behind all of the social platform content you see!

Nina Korn Director of Digital Content

The face behind all of the social platform content you see!

David Cerqua St. John Fisher Sports Management Graduate Asst.

Logan Adams St. John Fisher Sports Management Graduate Asst.

Matthew Mackinder St. John Fisher Sports Management Graduate Asst.

 **Ryan Eddy** St. John Fisher Sports Management Graduate Asst.

 **Justin Beeman** St. John Fisher Sports Management Graduate Asst.

 **John Betters** St. John Fisher Sports Management Graduate Asst.

 **Andrew Hoyt** VP of Business Operations

 **Casey Catlin** Director of Fan Engagement

 **Colton Bly**

 ROOTED IN ROCHESTER

Flower City Union aims to be a club for the community, rooted in our hometown. We are a professional soccer club committed to positively impacting the City of Rochester and its surrounding communities by fielding a competitive, championship-caliber club while supporting the development of youth soccer locally. Passion and inclusion are our North Star, guiding how we live, how we act, how we play, how we serve. Rather than being a sports business operating in Rochester, we are a Flower City Business operating in sport. As such, we acknowledge our responsibility in nurturing social and economic connections through inclusive business practices. We actively embrace diversity and aim to reflect back the faces and voices of our region.

Founding Flower City Union

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Fan Ownership Levels

$150

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- One (1) Flower City Union Rooted in Rochester fan scarf.

- 5% Merchandise discount during 2021 and 2022.

- 15% off one (1) 2022 season ticket.

$250

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- Two (2) Flower City Union Rooted in Rochester fan scarfs.

- 10% Merchandise discount during 2021 and 2022.

- 25% off one (1) 2022 season ticket.

$500

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- Four (4) Flower City Union Rooted in Rochester fan scarfs.

- 15% Merchandise discount during 2021 and 2022.

- 50% off up to two (2) 2022 season tickets.

- One (1) single suite night of choice for up to 20 guests (food and beverage not included) for use during either 2022 or 2023 season.

$1,000

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- Six (6) Flower City Union Rooted in Rochester fan scarfs.

- 20% Merchandise discount during 2021 and 2022.

- One (1) free season ticket for five (5) years and 50% off up to four (4) additional 2022 season tickets.

- Two (2) single suite nights of choice for up to 20 guests (food and beverage not included) for use during either 2022 or 2023 season. (suite nights may be split between both seasons)

- One (1) signed Flower City Union Home Jersey.

$2,500

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- Eight (8) Flower City Union Rooted in Rochester fan scarfs.

- 25% Merchandise discount during 2021 and 2022.

- Two (2) free season tickets for (5) years and 50% off up to four (4) additional 2022 season tickets.

- Three (3) single suite nights of choice for up to 20 guests (food and beverage included) for use during either 2022 or 2023 season. (suite nights may be included) for use during either 2022 or 2023 season. (suite nights may be split between both seasons)

- One (1) signed Flower City Union Home and Away Jersey.

$5,000

- Personalized official certificate of ownership.

- Picture on the Owners page of the Flower City Union website.

- Invite to annual owners celebration meeting with the opportunity to weigh in on various club matters.

- Invite to private inaugural season kickoff event. (In person and virtual option)

- Ten (10) Flower City Union Rooted in Rochester fan scarfs.

- 25% Merchandise discount during 2021 and 2022.

- Four (4) free season tickets for (5) years and 50% off up to Four (4) additional 2022 season tickets.

- Four (4) single suite nights of choice for up to 20 guests (food and beverage included) for use during either 2022 or 2023 season. (suite nights may be split between both seasons)

- One (1) signed Flower City Union Home and Away.

- Opportunity to be in a 2022 team picture.

- One (1) season corporate partnership with Flower City Union for company or charity of choice. (Specific details to be mutually explored)

Ownership investments greater than $5,000 can be explored on an individual basis with possibility for a customizable package.

Flower City Union is a member club of the National Independent Soccer Association, with league acceptance to play professional soccer in the Spring of 2022. Thank you for your support of our organization.